Exhbit 99.1

ITURAN AND NISSAN SIGN A CONTRACT FOR VEHICLE TRACKING
AND RECOVERY SERVICES IN CHILE

AZOUR, Israel – November 13, 2024 – Ituran Location and Control Ltd. (NASDAQ: ITRN), a global leader in vehicle telematics, today announced that following its long-term partnership with Nissan in Mexico, Ituran’s subsidiary in Chile has signed a 5-year contract with Nissan Chile. Under this agreement, Ituran will provide the Vehicle Location Unit (VLU) and a suite of telematics and stolen vehicle recovery (SVR) services to Nissan and its customers throughout Chile.

Following their car purchase, Nissan’s customers will enjoy a one year free trial of Ituran’s service which will be paid for by Nissan. This agreement will initially cover three vehicle models, with an expected addition of tens of thousands of vehicles over the years. The VLU unit will be pre-installed in these models before reaching the dealers.

Customers will have access to a comprehensive Nissan-branded on-vehicle application. Additionally, the customers will also have access to Ituran Chile’s 24-hour contact center, assistance in the event of vehicle theft, and emergency services such as breakdown assistance and towing.

"We are excited to partner with leading global telematics company, Ituran, to provide our customers with advanced vehicle tracking and recovery services," said Diego Vignati, President of Nissan Chile & Peru. " After many years of partnership with Ituran in Mexico in which we have been very pleased with the performance of Ituran, we decided to expand the partnership to an additional country. It represents our commitment to enhancing the customer experience with technology and services that will provide peace of mind and convenience to our customers."

Eyal Sheratzky, CEO of Ituran, commented, "We are delighted to partner with Nissan in Chile, one of the world’s leading automakers and OEMs. I am pleased with the trust that Nissan put in us after many years of cooperation in Mexico. It is a testimony to the full satisfaction that Nissan has from our cooperation so far. From a strategic perspective, we are pleased to broaden the scope of services we provide to global OEMs, now into the Chilean market. We look forward to building a close working relationship with Nissan in Chile, providing their customers with the best possible vehicle tracking and recovery services. I believe this partnership and our progress with Nissan will enable us to expand to additional regions in future."

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.3 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi	Ehud Helft
udi_m@ituran.com	ituran@ekgir.com
Deputy CEO and VP Finance, Ituran	EK Global Investor Relations
(Israel) +972 3 557 1348	(US) +1 212 378 8040